TEC TECHNOLOGY, INC.

Xinqiao Industrial Park, Jingde County
Anhui Province 242600
People’s Republic of China

January 27, 2012

By EDGAR Transmission

Tracey McKoy
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	TEC Technology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 5, 2011
File No. 000-53432

Dear Ms. McKoy,

On behalf of TEC Technology, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced periodic report, set forth in the Staff’s letter, dated December 30, 2011.

We understand and agree that:

(a)               the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)               Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)               the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended December 31, 2010

Revenue Recognition, page 28

1. We have read your response to comment 4 from our letter dated November 2, 2011. You state that you only recognized government grants when you received government grants. SAB Topic 13 states that revenue should not be recognized until you have substantially accomplished what you must do pursuant to the terms of the arrangement, which usually occurs upon delivery or performance of the services. Please tell us whether you recognize revenue upon delivery of your products or upon cash receipt. Provide us with a full summary of the significant terms and conditions of your government grants, a description of your performance under the agreements, and an analysis of how your method of revenue recognition meets the criteria.

Division of Corporation Finance
January 27, 2012

Company Response:

We recognize income from government grants when (i) we have substantially accomplished what we must do pursuant to the terms of the policies and terms of the grant that are established by the local government ; and (ii) we receive notification from the local government that we have satisfied all of the requirements to receive the government grants.

According to the policies promulgated by the local government with respect to investment in Jingde County, Anhui Province, any industrial enterprise wholly-owned or majority controlled by non-resident investors with registered capitals of more than RMB 300,000 will receive a certain amount of government grants each year if the enterprise has been in business for more than 10 years. Because our main operating subsidiary, Anhui TEC Tower Co., Ltd. is located in Jingde County and meets all of the above criteria, we have been receiving such government grants every year.

Accounts Receivable, page 29

2. We have read your response to comment 6 from our letter dated November 2, 2011. You state that you temporarily extended your credit period from three months to one year due to the change in the macroeconomic environment. In future filings please disclose the increase in credit terms and the impact, if any, to your liquidity. Also, please tell us exactly how much of the $1.9 million and $101,000 has been subsequently collected, as previously requested.

Company Response:

In the Company’s future filings, we will disclose the increase in credit terms and the impact, if any, to our liquidity. We have subsequently collected $650,000 of the $1.9 million and $35,000 of the $101,000.

* * *

Division of Corporation Finance
January 27, 2012

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 8515520951 or Joseph R. Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233.

Sincerely,

TEC TECHNOLOGY, INC.

By: /s/ Chun Lu
Chun Lu
Chief Executive Officer

Cc: Joseph R. Tiano, Esq.